NORSAT 2011 SECOND QUARTER EARNINGS RELEASE AND CONFERENCE CALL NOTICE

Vancouver, British Columbia – August 3, 2011 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that it will release its second quarter results for fiscal 2011 on Wednesday, August 10, 2011. Management will hold a conference call that same day at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss the results. Dr. Amiee Chan, Norsat’s President and CEO, cordially invites all interested parties to participate in the conference call.

CONFERENCE CALL DETAILS:

DATE: Wednesday, August 10, 2011

TIME: 8:30 am Pacific Time (11:30 am Eastern Time).

DIAL-IN NUMBER: 1-888-396-8063

CONFERENCE ID: Norsat Investor Call

A digital recording and transcript of the call will be available within a few hours after the live call at:

http://www.norsat.com/investor-info/conference-call-recordings

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing. Through its Sinclair Division (www.sinctech.com), Norsat is a leading provider of antenna and RF conditioning products, systems and coverage solutions for public safety, defense and private wireless networks. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808

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For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com